Exhibit 99.1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements"), shareholders are advised that a prescribed officer of Gold Fields, Ms. KM Carter, acquired Gold Fields’ ordinary shares on the open market. Details of the transaction is set out below: Name of Prescribed Officer KM Carter Nature of transaction On market acquisition of Gold Fields’ ordinary shares for deferral towards minimum shareholding requirement Transaction date 06 December 2024 Number of securities 8,115 Class of security Ordinary shares Price per security R255.337566 Total value R2,072,064.35 Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained. 09 December 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd